Filed by Tyco International plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

SEC File No.: 001-05097

Date: February 8, 2016

Explanatory Note: The following communication was distributed to certain employees of Tyco International plc.

February 8, 2016

Tyco Integrated Solutions and Services – North America and Tyco Retail Solutions

Tyco and Johnson Controls Merger FAQs

Dear Tyco Integrated Solutions & Services and Retail Solutions Teams,

It is has been just a little over a week since the announcement of the proposed merger between Tyco and Johnson Controls. In talking to a number of associates, I understand there is a mix of excitement as well as some apprehension – along with a lot of questions. To that end, I would like to share some additional information in these very early days which the team has pulled together.

First, I must emphasize the importance of continuing with business as usual. The transaction is subject to both companies successfully navigating a number of regulatory requirements as well as an intricate planning process. Also, the transaction is not scheduled to close until the end of our fiscal year, September 2016, and it is incumbent upon us to run the business in a stand-alone, business as usual mode.

For the rest of fiscal 2016 we need to stay focused on our three priorities: Ensuring Customer Success; Driving Growth, Particularly in Services; and Simplifying Operations. I commit to keeping you informed as plans to move forward with the JCI and Tyco merger take shape.

Below are answers to some of the questions we have heard from team members across our business. Additionally, the Tyco corporate communications team has issued the Tyco/Johnson Controls Merger Fair Competition Guidelines and developed a general customer letter (or click here for the Retail vertical version) that is available for your reference and use. I am also establishing a communication cadence that will address team member questions on an on-going basis. I invite you to submit your questions to tyconaisscomms@tyco.com (Tyco NA IS&S Communications). We will collect your questions and provide answers back regularly.

I look forward to working with you to deliver a successful FY16.

Sincerely,

Girish

Frequently Asked Questions

Overview / Strategic Rationale

1. We’ve been doing so well as a standalone company – why did we need to do a deal?

•	With this merger, we’ll be uniquely positioned to provide the most comprehensive portfolio of building and energy platforms to our customers – integrating best-in-class product, technology and service capabilities across controls, fire, security, HVAC, power solutions and energy storage.

•	We will combine our innovation pipelines to better capture the enormous “smart” market opportunities that are being created by software technology, greater connectivity and the “Internet of Things.”

2. What will be the ownership structure of the combined company? Who is acquiring whom?

•	The transaction represents the combination of two strong companies joining in order to provide the most comprehensive portfolio of building and energy platforms – and to deliver more value to our customers, shareholders and employees globally.

•	While the transaction will be a bit complicated, ultimately Johnson Controls shareholders will own approximately 56% of the equity of the combined company, and current Tyco shareholders will own approximately 44% of the equity of the combined company.

•	If you are interested in the financial aspects or investor-related details of the transaction, please review the documents on the Investor Relations section of the Tyco.com website.

3. What will the combined company be named?

•	Legally, both companies will be combined under the existing Tyco International plc entity, which will be renamed Johnson Controls plc.

4. What will happen to the Tyco name and brand?

•	We are in the process of developing a comprehensive brand strategy but plan to leverage brands of both companies in places where the brands are valuable.

•	We anticipate that the Tyco brand name will be a key part of the new company’s combined fire and security business.

Management / Structure

5. Who will lead the combined company?

•	Tyco CEO George Oliver will serve as President and COO of the combined company for 18 months post-closing, with responsibility for all the businesses and leadership of integration, and then will become CEO.

•	Johnson Controls’ Chairman and CEO Alex Molinaroli will serve as Chairman and CEO of the combined company for 18 months post-closing, leading the overall corporate direction, strategy and all functions, and then will transition to Executive Chairman.

6. Have other key management positions been decided?

•	We have only started the process of identifying candidates for leadership roles.

•	We will leverage the broad talent base of both companies.

•	Employees will be kept informed during the integration planning process as decisions are made about leadership appointments.

Employees

7. How will this transaction affect my job?

•	Until the merger closes at the end of fiscal year 2016, Tyco and Johnson Controls will continue to operate as independent companies. It is absolutely imperative that we all proceed with “business as usual” and that our top priority continues to be delivering the excellent service our customers and business partners have come to expect from us.

•	For the most part, our businesses are complementary – We each bring unique expertise and capabilities to the merger. This will provide natural opportunities for us to cross-sell products and solutions to each other’s customers.

•	We must stay focused on the customer — they deserve our best efforts and we cannot allow competitors to gain any advantage. The merger will bring new opportunities to meet customers’ needs, and it will present new opportunities for employees as well. I know it may be difficult right now to view it that way, when so much is unknown at this early stage, but that has proven to be the case in similar transactions.

8. Do you expect any layoffs or office / site closures?

•	At this stage, it’s simply too early to know any specific determinations related to the merger integration, including any impact on specific positions, functions, business units or locations.

•	Please do not allow rumors or speculation to keep us from what makes us so successful – delivering high-quality products and services to our customers day in and day out.

•	The best advice I can give you is - stay positive, open minded and be part of the solution.

9. Will this affect employee compensation or benefits?

•	It is business as usual for employees at both companies until the transaction closes. Once the merger takes place, the unified company will look comprehensively to ensure that employee compensation and benefits are aligned with the marketplace.

10. Where will the combined company be headquartered? What does this mean for employees based in the U.S.?

•	The combined company is expected to maintain Tyco’s legal domicile and global headquarters in Ireland.

•	The primary operational headquarters in North America for the combined company will be in Milwaukee, Wisconsin, USA, where Johnson Controls has been based.

•	Both Tyco and Johnson Controls have deep roots in the United States, the largest market for both companies. We are strongly committed to investing in and growing our businesses in the U.S., which remains critical to our success.

11. What is Johnson Controls’ culture? How is it different from Tyco’s?

•	While we have strength in different business lines, both companies have deep market expertise, are incredibly customer-oriented and bring a tremendous passion and dedication to their work.

•	While we will work to ensure a smooth integration, we are confident in the cultural compatibility of our two companies.

12. What is the timing of the integration process and who is in charge?

•	The integration planning process has begun and will be led by George Oliver, who will be the combined company’s President and Chief Operating Officer.

•	A dedicated team will be established at the appropriate time to work through all aspects of the integration.

•	Employees will be kept informed during the integration planning process as decisions are made about leadership appointments and any significant operating decisions or other developments that will take effect after the merger closes.

13. Who / where do I go to if I have more questions?

•	Please submit questions to tyconaisscomms@tyco.com. We will collect questions and provide answers on a regular basis.

•	You can also check Yammer, the weekly Tyco Sphere email news summary and the Investor Relations section of Tyco.com for more information.

14. What if I am contacted by the media?

•	If you receive inquiries about the planned merger from the media or other external parties, it is important that you do not comment, and instead direct all inquiries to Stephen Wasdick, VP of Global Communications, at swasdick@tyco.com.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“JCI”) and Tyco International plc (“Tyco”), Tyco will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of JCI and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). JCI and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JCI AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JCI, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JCI and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by JCI by contacting JCI Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@tyco.com or by calling (609) 720-4333.

PARTICIPANTS IN THE SOLICITATION

JCI, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of JCI and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding JCI’s directors and executive officers is contained in JCI’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Tyco’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction. Many factors could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in Tyco’s reports filed with the SEC, which are available at www.sec.gov and www.Tyco.com under the “Investor Relations” tab, and those identified elsewhere in this communication, risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of Tyco and JCI to integrate their businesses successfully and to achieve anticipated synergies, changes in tax laws or interpretations, access to available financing, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm Tyco’s business.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

STATEMENT REQUIRED BY THE IRISH TAKEOVER RULES

The directors of Tyco accept responsibility for the information contained in this communication relating to Tyco and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Tyco (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Lazard Freres & Co. LLC, which is a registered broker dealer with the SEC, is acting for Tyco International plc and no one else in connection with the proposed transaction and will not be responsible to anyone other than Tyco International plc for providing the protections afforded to clients of Lazard Freres & Co. LLC, or for giving advice in connection with the proposed transaction or any matter referred to herein.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.